Filed Pursuant to Rule 433

Registration No: 333-134553

Conditional Range Note

(“Gold Range Note”)	Preliminary Terms and Conditions
100% Principal-Protected	July 23, 2008
Contact: +1 (212) 528 1009

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to take a view on the trading range of the U.S. dollar price of gold.  If, during the Observation Period, the Daily Observed Gold Price has traded strictly within the Reference Range, then the investor will receive a return of [10.00]% on the related Interest Payment Date.  If, during the Observation Period, the Daily Observed Gold Price trades outside the Reference Range (or on either the Range Lower Boundary or the Range Upper Boundary), then no interest will be payable on the related Interest Payment Date, and as a result, the investor’s return on the notes may be zero in any given Reference Range Period.  The notes are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A2, A, A+)[1]
Issue Size	$[TBD]
Issue Price	100%
Principal Protection	100%
Trade Date	[July 31], 2008
Issue Date	[August 5], 2008
Maturity Date	[August 5], 2010; or if such day is not a Business Day, subject to adjustment in accordance with the Business Day Convention.
Reference Commodity	Gold

1 Lehman Brothers Holdings Inc. is rated A2 by Moody’s, A by Standard & Poor’s and A+ by Fitch.  A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Daily Observed Gold Price	For any Valuation Business Day within an Observation Period, the Gold Price on such Valuation Business Day.
Gold Price	The official afternoon fixing price, stated in U.S. dollars per fine troy ounce, as calculated and quoted by the Relevant Market (subject to the occurrence of a Disruption Event).
Observation Period	For each Reference Range, the period from and including the Start Date for such Reference Range to and including each End Date for such Reference Range (as discussed in “—Reference Ranges” below).
Reference Ranges	For each Observation Period, from the applicable Range Lower Boundary to the applicable Range Upper Boundary.
	Reference Range Period	Start Date	End Date	Range Midpoint (RM)	Range Lower Boundary	Range Upper Boundary

	1	July 31, 2008	October 30, 2008	RM1	RM1 – BF	RM1+ BF

	2	October 31, 2008	January 30, 2009	RM2	RM2 – BF	RM2+ BF

	3	January 31, 2009	April 29, 2009	RM3	RM3 – BF	RM3+ BF

	4	April 30, 2009	July 29, 2009	RM4	RM4 – BF	RM4+ BF

	5	July 30, 2009	October 29, 2009	RM5	RM5 – BF	RM5+ BF

	6	October 30, 2009	January 29, 2010	RM6	RM6 – BF	RM6+ BF

	7	January 30, 2010	April 29, 2010	RM7	RM7 – BF	RM7+ BF

	8	April 30, 2010	July 29, 2010	RM8	RM8 – BF	RM8+ BF

If any Start Date or End Date is not a Valuation Business Day, such Start Date or End Date shall be the immediately preceding Valuation Business Day.

If a Disruption Event is in effect on any scheduled Start Date, that Start Date may be postponed (as described in “—Disruption Events” below).

Range Midpoint (RM)	For any Reference Range, the Gold Price on the Start Date of such Reference Range Period.
Boundary Factor (BF)	At least $55.00 (the actual Boundary Factor will be set on the Trade Date)
Interest Amount	A single U.S. dollar amount on each Interest Payment Date equal to the principal amount of each note multiplied by:
[10.00]% if, during the relevant Observation Period, the Daily Observed Gold Price has traded strictly within the Reference Range during such Observation Period; or
[0.00]% if, during the relevant Observation Period, the Daily Observed Gold Price trades outside the Reference Range (or on either the Range Lower Boundary or the

Range Upper Boundary) during such Observation Period;
Interest Payment Dates	Quarterly on the [5th] day of each [February, May, August and November], commencing on [November 5], 2008 and ending on the Maturity Date.
Valuation Business Day

A day on which members of the London Bullion Market Association (the “LBMA”) are, or in the good faith judgment of the Calculation Agent would in the ordinary course be, quoting prices for the buying and selling of Gold in the Relevant Market.

Relevant Market

The market in London on which members of the LBMA, or any successor thereto, quote prices for the buying and selling of Gold, or if such market is no longer the principal trading market for Gold or options or futures contracts for Gold, such other exchange or principal trading market for Gold as determined in good faith by the Calculation Agent which serves as the source of prices for Gold, and any principal exchanges where options or futures contracts on Gold are traded.

Business Day	New York
Business Day Convention	Following
Disruption Event

If a Disruption Event is in effect on the Start Date for any Observation Period with respect to the determination of any Range Midpoint, such Start Date will be postponed to, and the Calculation Agent will determine the applicable Range Midpoint on, the first scheduled Valuation Business Day succeeding that Start Date on which no Disruption Event is occurring; provided however that if a Disruption Event has occurred or is continuing on each of the three scheduled Valuation Business Days following the applicable scheduled Start Date, then (a) the third scheduled Valuation Business Day shall be deemed the Start Date for such Observation Period; and (b) the Calculation Agent will determine the Range Midpoint on such day in its sole and absolute discretion taking into account the latest available quotation for the Daily Observed Gold Price and any other information that in good faith it deems relevant.

If a Disruption Event is in effect on any day during an Observation Period (other than with respect to the determination of any Range Midpoint on any scheduled Start Date), to but excluding the earlier of (a) the End Date for such Observation Period and (b) any day during such Observation Period where the Daily Observed Gold Price trades outside the Reference Range for the Observation Period (or on either the applicable Range Lower Boundary or Range Upper Boundary), and for so long as such Disruption Event is continuing, the Calculation Agent will determine the Daily Observed Gold Price on such day in its sole and absolute discretion taking into account the latest available quotation for the Gold Price and any other information that in good faith it deems relevant..

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A) the suspension of or material limitation on trading in the Reference Commodity or futures contracts or options related to the Reference Commodity, in the Relevant Market;

(B)       either (i) the failure of trading to commence, or permanent discontinuance of trading, in the Reference Commodity or futures contracts or options related to the Reference Commodity in the Relevant Market, or (ii) the disappearance of, or of trading in, the Reference Commodity; or

(C)       the failure of the Relevant Market to calculate or publish the official fixing price for that day for the Reference Commodity (or the information necessary for determining the official fixing price).

For the purpose of determining whether a Disruption Event has occurred:

(1)         a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular business hours of the Relevant Market; and

(2) a suspension of or material limitation on trading on the Relevant Market will not include any time when the Relevant Market is closed for trading under ordinary circumstances.
Calculation Agent	Lehman Brothers Commodity Services Inc.
Underwriter	Lehman Brothers Inc.
Identifier	CUSIP:	5252MOGU5
	ISIN:	US5252MOGU59
Settlement System	DTC
Denominations	$1,000 and whole multiples of $1,000
Issue Type	US MTN
Fees		Price to Public (1)	Fees(2)	Proceeds to the Issuer
	Per note	$1,000	$[25.00]	$[975.00]
Total

(1)  The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2) Lehman Brothers Inc. will receive commissions of $[25.00] per $1,000 principal amount, or [2.50]%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the Series I MTN prospectus supplement. In addition, the notes are subject to the further specific risks discussed below.

An investment in the notes is subject to risks associated with the performance of the price of gold, which has been and may be volatile

The return on the notes is entirely dependent on the performance of the trading price of gold.  If, during an Observation Period, the Daily Observed Gold Price trades outside the Reference Range (or on either the Range Lower Boundary or the Range

Upper Boundary), as observed daily during the applicable Observation Period, then no interest will accrue during such Observation Period or be payable on the related Interest Payment Date, and as a result, the investor’s return on the notes may be zero in any given Reference Range Period.

The price of gold is primarily affected by the global demand for and supply of gold, is subject to volatile price movements over short periods of time and is affected by numerous factors. These include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market.  In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts or other official bodies. It is not possible to predict the aggregate effect of all or any combination of these factors.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and the credit ratings of Lehman Brothers Holdings Inc.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The price of gold will affect the market value of the notes. It is expected that the market value of the notes will depend significantly on where the Daily Observed Gold Price is trading relative to the Reference Range during an Observation Period.  Although the notes are principal protected if held to maturity, if you choose to sell your notes when the Daily Observed Gold Price has traded outside the Reference Range during an Observation Period, or when the market perceives an increased risk of this occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The precious metals markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of gold and, therefore, the value of your notes.

Changes in the volatility of the prices of gold may affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the price of gold, the market value of the notes may be adversely affected.  The volatility of the price of gold is affected by a variety of factors, including governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in gold, other precious metals and futures contracts or other financial instruments linked to gold or other precious metals.

Active trading in gold or other precious metals, options and futures contracts on gold and other precious metals, options on futures contracts and similar instruments may adversely affect the value of the notes.  Certain affiliates of Lehman Brothers Holdings Inc. actively trade gold, other precious metals, options and futures contracts on gold and other precious metals and similar instruments on a spot and forward basis and other contracts and products in or related to gold or other precious metals (including options on futures contracts and options and swaps).  Lehman

Brothers Holdings Inc., Lehman Brothers Inc. or their related entities may also issue or underwrite other financial instruments with returns indexed to the prices of gold, the prices of other precious metals or futures contracts on gold or other precious metals. These trading and underwriting activities by Lehman Brothers Holdings Inc., Lehman Brothers Inc., their affiliates and unaffiliated third parties could adversely affect the price of gold, which could in turn affect the return on and the value of the notes.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

The notes are subject to risks associated with a lack of diversification.

Because the notes are linked solely to gold, an investment in the notes it will be less diversified than other investments linked to a broader range of products, and therefore could experience greater volatility.  Therefore, an investment in the notes may carry risks similar to a concentrated securities investment in a limited number of industries, sectors or assets.

Lack of regulation by the CFTC.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc. The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell gold in the Relevant Market for the benefit of holders of the notes.  An investment in the notes does not constitute either an investment in gold or silver or in a collective investment vehicle that trades in gold or silver.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to gold.

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the price of gold. These views are sometimes communicated to clients who participate in gold or precious metals markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in gold or precious metals markets may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the notes, you should investigate gold and precious metals markets and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future gold or silver price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to gold and silver. Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future gold price movements constitutes a recommendation as to the merits of an investment in your notes.

Suspension or disruption of market trading in gold and certain other events may constitute Disruption Events under the terms of the note, and may adversely affect the value of the notes.

Certain events, including events involving the suspension or disruption of market trading in gold, constitute Disruption Events under the terms of the notes.  For further information on these events, see “Disruption Events” above.  To the extent any of these events occurs and remains in effect on any day during an Observation Period (assuming the Daily Observed Gold Price has not traded outside the Reference Range during such Observation Period), the Daily Observed Gold Price will be determined by the Calculation Agent in its sole and absolute discretion taking into account the latest available quotation for the Gold Price and any other information that in good faith it deems relevant.  As a result, the value of the notes may be adversely affected.

 An investment in the notes is subject to risks associated with the London Bullion Market Association and the London bullion market.

Gold is traded on the London bullion market, which is the market in London on which the members of the London Bullion Market Association (LBMA) quote prices.  Investments in securities indexed to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.  The LBMA is a self-regulatory association of bullion market participants.  Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, or if the LBMA should change any rule or bylaw or take emergency action under its rules, the market for gold, and consequently the Daily Observed Gold Price as well as the Interest Amount or the value of the notes, may be affected.  The London bullion market is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than a regulated futures market, and certain features of U.S. futures contracts are not present in the context of London bullion market trading. For example, there are no daily price limits on the London bullion market which would otherwise restrict fluctuations in the prices of London bullion market contracts.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Certain United States Federal Income Tax Consequences

Lehman Brothers Holdings Inc. intends to treat the notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Series I MTN prospectus supplement.

Information on Gold and the LBMA

The Gold Price will be the official afternoon fixing price for Gold on the Valuation Date, stated in U.S. dollars per fine troy ounce, as calculated and quoted by the London Bullion Market Association (the “LBMA”). Lehman Brothers Holdings Inc. has derived all information regarding the LBMA from publicly available sources.  Information concerning the LBMA and gold trading on the LBMA reflects the policies of, and is subject to change without notice by, the LBMA.  Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of such information.

The Gold Price is published on Bloomberg page “GOLDLNPM” and Reuters page “XAUFIXPM”.

The, LBMA is the principal global clearing center for over-the-counter gold bullion transactions, including transactions in spot, forward and options contracts, together with exchange-traded futures and options and other derivatives. The principal representative body of the London gold bullion market is the LBMA. The LBMA, which was formally incorporated in 1987, is a self-regulatory association currently comprised of 60 members, of which 9 are market-making members, plus a number of associate members around the world.

Twice daily during London trading hours, at 10:30 a.m. and 3:00 p.m., there is an official “fixing” which provides reference gold prices, quoted in U.S. dollars per fine troy ounce, for that day’s trading.  Formal participation in the London gold fixing is traditionally limited to five market-making members of the LBMA.

Clients place orders with the dealing rooms of fixing members, who net all orders before communicating their interest to their representatives at the fixing. Orders may be changed at any time during these proceedings. Prices are adjusted to reflect whether there are more buyers or sellers at a given price until supply and demand are balanced, at which time the price is declared fixed. All fixing orders are then fulfilled at this price, which is communicated to the market through various media. There are no price limits applicable to LBMA contracts and, consequently, prices could decline without limitation over a period of time.

Historical Price Information

The following chart shows the daily Gold Price, expressed as the U.S. dollar price per fine troy ounce of gold, from July 18, 2003 through July 18, 2008 using historical data obtained from Bloomberg; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  The historical data on the Gold Price are not necessarily indicative of the future performance of the Daily Observed Gold Price or what the value of the notes may be.  In addition, whether the Interest Amount is payable on an Interest Payment Date is based on whether the Daily Observed Gold Price has traded strictly within the Reference Range during the applicable Observation Period.  Fluctuations in the price of gold make it difficult to predict whether the Interest Amounts will be payable on any Interest Payment Date. Historical fluctuations may be greater or lesser than fluctuations in the Daily Observed Gold Price experienced by the holders of the notes.

Hypothetical Interest Amount Payment Examples

If the Daily Observed Gold Price on each Valuation Business Day during an Observation Period is strictly within the Reference Range for such Observation Period, the Interest Amount payable on the notes on the Interest Payment Date for such Reference Range Period will be equal to [10.00%] times the principal amount of notes.  However, if the Daily Observed Gold Price on any Valuation Business Day during such Observation Period has traded outside the Reference Range (or on either the Range Lower Boundary or the Range Upper Boundary), no interest will accrue during such Observation Period or be payable on the related Interest Payment Date, and as a result, the return on the notes may be zero in any given Observation

Period.

The following Interest Amount payment tables for this note shows scenarios for the Interest Amounts that will be payable on the notes, based on hypothetical gold trading ranges during, and hypothetical Range Midpoints of, the indicated Observation Period as well as a hypothetical Boundary Factor of $55.00 and hypothetical Interest Amount equal to the principal amount of the notes times 10.00% (if the Daily Observed Gold Price has traded strictly within the Reference Range) or 0.00% (if the Daily Observed Gold Price has traded outside the Reference Range (or on either the Range Lower Boundary or the Range Upper Boundary)).  The actual Interest Amount and Boundary Factor will be determined on the Trade Date and the actual Range Midpoints for each Observation Period will be determined by the Calculation Agent on the Start Date of such Observation Period.  The actual Range Lower Boundaries and the Range Upper Boundaries for each Observation Period will be determined by the Calculation Agent on the Start Date of such Observation Period by subtracting the Boundary Factor or adding the Boundary Factor, as the case may be, to the Range Midpoint for such Observation Period.  The hypothetical amounts cited have been chosen arbitrarily for the purpose of the following examples, and are not associated with Lehman Brothers research forecasts for the gold prices and should not be taken as indicative of the future performance of the Daily Observed Gold Price.

Example 1: The Daily Observed Gold Price trades within the applicable Reference Range in five out of eight Observation Periods, resulting in a cumulative Interest Amount for the notes equal to 50.00% of the principal amount.

1	$975.00	$920.00	$1,030.00	$945.00 to $1020.00	10.00%	10.00%

2	$950.00	$895.00	$1,005.00	$880.00 to $960.00	0.00%	10.00%

3	$900.00	$845.00	$955.00	$890.00 to $950.00	10.00%	20.00%

4	$930.00	$875.00	$985.00	$830.00 to $955.00	0.00%	20.00%

5	$850.00	$795.00	$905.00	$840.00 to $950.00	0.00%	20.00%

6	$925.00	$870.00	$980.00	$895.00 to $970.00	10.00%	30.00%

7	$965.00	$910.00	$1,020.00	$915.00 to $970.00	10.00%	40.00%

8	$920.00	$865.00	$975.00	$870.00 to $970.00	10.00%	50.00%

Example 2: The Daily Observed Gold Price trades within the applicable Reference Range in two out of eight Observation Periods, resulting in a cumulative Interest Amount for the notes equal to 20.00% of the principal amount.

1	$975.00	$920.00	$1,030.00	$945.00 to $1020.00	10.00%	10.00%

2	$950.00	$895.00	$1,005.00	$880.00 to $1100.00	0.00%	10.00%

3	$900.00	$845.00	$955.00	$700.00 to $950.00	0.00%	10.00%

4	$750.00	$695.00	$805.00	$650.00 to $775.00	0.00%	10.00%

5	$660.00	$605.00	$715.00	$650.00 to $760.00	0.00%	10.00%

6	$690.00	$635.00	$745.00	$660.00 to $735.00	10.00%	20.00%

7	$700.00	$645.00	$755.00	$640.00 to $705.00	0.00%	20.00%

8	$675.00	$620.00	$730.00	$625.00 to $795.00	0.00%	20.00%